Eisner LLP
Accountants and Advisors

750 Third Avenue
NewYork, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

TDAX Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that TDAX Funds, Inc. (the “Company”) consisting of TDAX Independence 2010 Exchange-Traded Fund, TDAX Independence 2020 Exchange-Traded Fund, TDAX Independence 2030 Exchange-Traded Fund, TDAX Independence 2040 Exchange-Traded Fund and TDAX Independence In-Target Exchange-Traded Fund, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2007.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of November 30, 2007 and with respect to agreement of security purchases and sales, for the period October 1, 2007 (commencement of operations) through November 30, 2007:

•      Confirmation of all securities held by the custodian, The Bank of New York Mellon

•      Reconciliation of all such securities to the books and records of the Company and the custodian

•      Agreement of 5 security purchases and 5 security sales from the books and records of the Company to the broker confirmations

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2007, with respect to securities reflected in the investment accounts of the Company are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Eisner LLP

New York, New York

June 16, 2008

Independent Member of Baker Tilly International